UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 20, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALINGS IN SECURITIES BY NON-EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

20 November 2013

DEALINGS IN SECURITIES BY NON-EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a non-executive director of the company has purchased ordinary shares of the company, after receiving clearance to do so as required by Listing Requirement 3.66. Details of the purchase are provided below:

Name of director	Rodney John Ruston
Name of company	AngloGold Ashanti Limited
Date of transaction	18 November 2013
Nature of transaction	On-market purchase of shares
Class of security	*CHESS Depositary Interests (CDIs)
Number of shares	5,000
Average price of shares purchased	AU$3.4843
Lowest price of shares purchased	AU$3.4500
Highest Price of shares purchased	AU$3.5000
Value of shares purchased	AU$17,421.50
Type of Interest	Indirect Beneficial

*5 CDIs are equal to one AngloGold Ashanti Ordinary Share

JSE Sponsor: UBS South Africa (Pty) Limited

ENDS

Contacts

Media	Tel:	E-mail:
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 20, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary